UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 001-13641

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PINNACLE ENTERTAINMENT, INC. 401(K) INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PINNACLE ENTERTAINMENT, INC.

3800 Howard Hughes Pkwy.

Las Vegas, Nevada 89169

Required Information

The Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Annual Report on Form 11-K, the financial statements and the supplemental schedules of the Plan for the fiscal year ended December 31, 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.

The written consent of Piercy Bowler Taylor and Kern for incorporation of its report dated June 22, 2007 contained herein with respect to the annual financial statements of the Plan as of December 31, 2006 and 2005, and for the year ended December 31, 2006 in the registration statement of Pinnacle Entertainment, Inc. on Form S-8 (File No. 333-60616) is also filed as Exhibit 23.1 to this Annual Report.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator

Pinnacle Entertainment, Inc. 401(k) Investment Plan

Las Vegas, Nevada

We have audited the accompanying statements of net assets available for benefits of Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of assets (acquired and disposed of within year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, effective for plan years ended after December 15, 2006, Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, was required to be implemented. Therefore, the presentation of the 2005 and 2006 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

PIERCY BOWLER TAYLOR & KERN

/s/ Piercy Bowler Taylor & Kern

Certified Public Accountants & Business Advisors

A Professional Corporation

Las Vegas, Nevada

June 22, 2007

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
Assets:
Participant-directed investments, at fair value	$39,102,898	$32,150,713
Forfeitures account	635,143	486,895
Cash (money market account)	16,602	23,959

	39,754,643	32,661,567

Receivables:
Employer contributions	345,763	602,679
Participants contributions	83,216	1,934
Interest, dividend and capital gains receivable	7,350	4,060

	436,329	608,673

	40,190,972	33,270,240

Liabilities:
Excess contribution refunds	71,053	—

	40,119,919	33,270,240

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	52,487	51,561

Net assets available for benefits	$40,172,406	$33,321,801

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

Additions:
Participants’ contributions	$6,719,374
Employer contributions	1,345,379
Participants’ rollover contributions	792,626
Net appreciation in fair value of investments	2,175,259
Net appreciation in fair value of Pinnacle Entertainment, Inc. common stock	949,204
Interest, dividend and other income	1,156,844

13,138,686

Deductions:
Benefits paid to participants	6,229,792
Fees	58,289

6,288,081

Net increase	6,850,605

Net assets available for benefits:
Beginning of year	33,321,801

End of year	$40,172,406

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. PLAN DESCRIPTION

The following description of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees who have been employed by Pinnacle Entertainment, Inc. and Subsidiaries (the “Employer”) and have met the Plan’s service requirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Employer adopted the Union Bank of California, N.A. (“UBOC”) prototype plan. Additionally, UBOC provides record keeping and administrative services of the Plan. UBOC is the trustee of the Plan and holds the Plan’s assets.

Eligibility

Any employee who has completed 500 hours of service within their first twelve months of employment or has been credited with 1,000 hours of service by the end of their first twelve consecutive months of employment are eligible to participate in the Plan.

Contributions

Each year, participants may contribute up to 100% of pre-tax annual compensation subject to an IRS dollar limit, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan imposes a 20% limit on the percentage of contributions which may be invested in Pinnacle common stock.

Employer matches are discretionary. Currently, the Employer matches each participant’s contribution in an amount equal to 25% of the participant’s pretax contributions up to a maximum of 5% of the participant’s salary deferral. The Plan also provides for additional discretionary Employer contributions. In 2006, the Employer total discretionary matching contributions were $987,617.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Employer’s contribution, Plan earnings and forfeitures, and each participant’s account is charged with any withdrawals or distributions requested by the participant, investment losses and allocation of administrative expenses, if applicable. Allocations, if any, would be based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Employer’s contribution portion of their accounts is based on years of service, as defined in the Plan. Participants are vested in Employer contributions at 20% after one year of service and an additional 20% each year thereafter until 100% vested upon five years of service.

Forfeitures

Forfeitures may be used to reduce Employer contributions. At December 31, 2006, forfeitures of $635,143 were available, among other purposes, to reduce future Employer contributions. In 2007, the Employer used the forfeiture balance at December 31, 2006, plus certain forfeitures which became available in 2007, to reduce employer contributions.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 less the highest outstanding loan balance during the prior 12 months, or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with prevailing interest rates on the date of the loan. The interest rates applicable to loans outstanding at December 31, 2006, range from 5.0% to 9.25%. As of December 31, 2006, loans outstanding were $2,284,762.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installment payments as permitted under the Plan. The Plan also provides for hardship withdrawals from a participant’s account for immediate financial needs, as defined by the Plan, subject to certain limitations. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Administrative Expenses

Certain administrative expenses incidental to the administration of the Plan, including fees of the administrative agent and independent public accountants, may be paid by the Plan. The Employer, at its discretion may decide to pay for certain of these administrative expenses on behalf of the Plan. For 2006, the Employer absorbed $82,801 of these administration expenses, which are not reflected in the accompanying financial statements. Most investment options have management fees, which reduce the overall return on assets. The net appreciation on investments is reflected inclusive of these fees.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP was applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005.

Investment Valuation and Income Recognition

In compliance with the requirements of ERISA, cash and equity funds are reported at fair value and loans are stated at the unpaid principal amount. Investments are valued on a daily basis. The UBOC Stable Value Fund is stated at contract value, which represents contributions made to the fund plus interest, less funds used to pay benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Concentration of Risk

The Plan has exposure to risk to the extent that its investments are subject to market fluctuations and interest rate fluctuations that may materially affect the value of the investment balances.

Benefits Payable to Former Participants

Included in net assets available for Plan benefits at December 31, 2006, are amounts which may become payable to participants who are not active participants of the Plan.

NOTE 3. INVESTMENTS

Investments are fully participant-directed.

The following presents investments that represent five percent or more of the Plan’s net assets available at December 31, 2006.

Davis New York Venture Fund	$7,150,487
Fidelity Advisor Equity Growth Fund	5,184,576
Pinnacle Common Stock	4,045,737
MFS Research International Fund	3,824,790
UBOC Stable Value B Fund	3,079,165
PIMCO Real Return Bond A Fund	2,745,606
Participant Loans	2,284,762
Barclays Global Investors LifePath 2010 Fund	2,091,252

Net appreciation in the fair value of registered investment companies (mutual funds) was $3,093,270 and net appreciation for Pinnacle Entertainment, Inc. common stock was $949,204 for the year ended December 31, 2006.

The Plan also permits participants to utilize a self-brokerage feature. As of December 31, 2006, only one participant has elected this feature and the balances and types of investments in this account are immaterial to the accompanying financial statements.

NOTE 4. INVESTMENT CONTRACT

In 2003, the Plan entered into a benefit-responsive investment contract with UBOC in relation to the UBOC Stable Value B Fund. UBOC maintains the respective participant-directed contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measure attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by UBOC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no allowances necessary against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition of competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the agreement to be terminated prior to the scheduled maturity.

Average yields:	2006
Based on actual earnings	4.544%
Based on interest rate credited to participants	4.431%

NOTE 5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.

NOTE 6. TAX STATUS

The Plan is a prototype plan that is the subject of a favorable opinion letter from the Internal Revenue Service (“IRS”) dated April 29, 2002, and the Plan Administrator believes the Plan has been operated in accordance with the applicable provisions of the Internal Revenue Code (“IRC”). The Employer routinely self-reviews the administration of the Plan and self-corrects any compliance issues in accordance with the Employee Plan Compliance Resolution System. Accordingly, the Plan Administrator believes that the Plan and related trust are designed in accordance with applicable sections of the IRC and, accordingly, are exempt from income taxes.

NOTE 7. TRANSACTIONS WITH RELATED PARTIES

The Plan engages in transactions with UBOC and the Employer, who are parties-in-interest as defined by ERISA.

Two of the Plan’s investments, the UBOC Stable Value B Fund and the High Mark Diversified Money Market Fund, are managed by UBOC. UBOC is the trustee as defined by the Plan and therefore, the activity in these investment accounts qualify as party-in-interest transactions. At December 31, 2006 and 2005, the Plan held shares in the UBOC Stable Value Fund and the High Mark Diversified Mutual Fund with a cost basis of $4,930,992 and $4,305,721, respectively. In 2006, the Plan acquired $2,651,906 and disposed of $2,020,777 of the funds. Fees were paid by the Plan to UBOC for investment management services, and were accounted for as a reduction of the investment return earned. These fees were not material to the Plan.

Participants are permitted to invest in the Employer’s common stock. At December 31, 2006 and 2005, the Plan held 122,080 and 100,560 shares, respectively, of common stock of the Employer, with a cost basis of $1,958,268 and $1,089,028, respectively. In 2006, the Plan acquired an estimated 39,978 shares at an average cost of $28.71 per share and disposed of an estimated 18,527 shares at a realized gain of $257,552.

SUPPLEMENTAL SCHEDULES

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

EIN # 95-3667491 Plan #003

ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

Identity of Issue	Description	Current Value
Davis New York Venture Fund	Mutual Fund	$7,150,487
Fidelity Advisor Equity Growth Fund	Mutual Fund	5,184,576
Pinnacle Entertainment, Inc.* Common Stock	Common Stock 122,080 units	4,045,737
MFS Research International Fund	Mutual Fund	3,824,790
UBOC Stable Value B Fund*	Common collective interest fund	3,079,165
PIMCO Real Return Bond A Fund	Mutual Fund	2,745,606
Participant Loans*	Interest at 5.0% to 9.25%	2,284,762
Barclay Global Investors LifePath 2010 Fund	Mutual Fund	2,091,252
MFS Value Fund	Mutual Fund	1,925,386
High Mark Diversified Money Market*	Mutual Fund	1,799,797
Allianz NFJ Small Cap Value A	Mutual Fund	1,253,912
Turner Small Cap Growth/Investor	Mutual Fund	1,196,938
RS Value Fund	Mutual Fund	1,012,770
Barclay Global Investors LifePath 2030 Fund	Mutual Fund	689,922
Barclay Global Investors LifePath 2040 Fund	Mutual Fund	684,644
Barclay Global Investors LifePath 2020 Fund	Mutual Fund	617,177
Barclay Global Investors LifePath Retirement Fund	Mutual Fund	126,104
Individually Directed Accounts	Participant-directed brokerage account	25,016
Cash (Money Market Account)	Interest-bearing sweep account	16,602

		$39,754,643

*	Identifies a party-in-interest to the Plan.

ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)

FOR THE YEAR ENDED DECEMBER 31, 2006

Identity of Issuer	Description	Cost of Acquisitions	Proceeds of dispositions
Plan participants	5.00-9.25% Participant notes receivable	$0	$0

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan), have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE ENTERTAINMENT, INC. 401(K) INVESTMENT PLAN

Dated: June 26, 2007	By:	/s/ Arthur I. Goldberg
Arthur I. Goldberg
Plan Administrator
Pinnacle Entertainment, Inc. Senior Vice President,
Risk Management and Benefits

Dated: June 26, 2007	By:	/s/ Christopher K. Plant
Christopher K. Plant
Plan Administrator
Pinnacle Entertainment, Inc. Vice President,
Investor Relations and Treasurer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm